Fresenius Medical Care AG & Co. KGaA

Ms Tia L. Jenkins	POB
Senior Assistant Chief Accountant	61346 Bad Homburg
Office of Beverages, Apparel and	Germany
Mining	www.fmc-ag.com
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

July 3, 2013

Fresenius Medical Care AG & Co. KGaA

Form 20-F for the Year Ended December 31, 2012

Filed February 26, 2013

File No. 001-32749

Dear Ms Jenkins,

On behalf of Fresenius Medical Care AG & Co. KGaA (the “Company”), we submit this letter in response to comments from the Staff of the Securities and Exchange Commission (the “Commission”) received by letter dated June 25, 2013 relating to the Company’s Form 20-F for the year ended December 31, 2012 (File No. 001-32749), which was filed on February 26, 2013 (the “Form 20-F”).

To assist the Staff’s review of the Company’s responses, the Staff’s comments, including the headings and captions from the Form 20-F cited in the comments, have been repeated in bold type below, and the Company’s response to each comment appears immediately following the applicable comment. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Form 20-F.

Form 20-F for the Year Ended December 31, 2012

Item 5. Operating and Financial Review and prospects, page 57

B. Liquidity and Capital Resources, page 72

1.              We note your contractual obligations and commitments table on page 76 includes “other long-term obligations” in the amount of $122 million. Please tell us the nature of the items in other long-

Fresenius Medical Care AG & Co. KGaA, 61346 Bad Homburg, Germany, T +49 6172 609-0, Registered Office and

Commercial Register: Hof an der Saale, HRB 4019, VAT-ID No.: DE 811127677, Chairman of Supervisory Board: Dr. Gerd Krick

General Partner: Fresenius Medical Care Management AG, Registered Office and Commercial Register: Hof an der Saale, HRB 3894

Management Board: Rice Powell (Chairman), Michael Brosnan, Roberto Fusté, Dr. Emanuele Gatti, Ronald Kuerbitz, Dr. Rainer Runte, Dr. Olaf Schermeier, Kent Wanzek, Chairman of Supervisory Board: Dr. Ulf M. Schneider

Bank Account: Commerzbank AG, Frankfurt/Main, IBAN: DE23 5008 0000 0711 6731 00, SWIFT/BIC: DRESDEFF501

term obligations. We also note other long-term liabilities reflected on your balance sheet such as income tax payable, pension and other liabilities. Please explain how these items were considered in your contractual obligations table. To the extent the timing of payments of these liabilities is not certain, provide footnotes to the table to describe the nature and amounts of these obligations and the reasons why timing of payments is not certain. Please provide us your proposed draft disclosure to be included in future filings. For further guidance, refer to SEC Release No. 33-8182 and Section II.C of SEC Interpretation Release No 33-9144.

The “other long-term obligations” of $122 million included in the contractual obligations and commitments table on page 76 consist mainly of production asset acquisition commitments.

With respect to other long-term liabilities reflected on our Consolidated Balance Sheets we considered the following:

Income tax payables mainly represent ASC 740 liabilities for which we are unable to make a reasonable estimate of the amount and period of related future payments. Therefore we have not reflected income tax payable in the table on page 76.

Also not included in the table on page 76 are pension liabilities. The liability recognized in our consolidated financial statements may fluctuate significantly in future periods due to changes in assumptions, in particular the discount rate, rate of future compensation increases and pension progression.

The major portion of Other Liabilities reflected on the balance sheet is deferred income and a liability relating to an unfavorable lease, i.e. liabilities that are not settled with future cash outflows and accordingly not included in the table on page 76. In response to the Staff’s comments, we will revise the contractual obligations table to be included in future filings as follows:

•                  The Category “Unconditional Purchase Obligations” will be renamed to “Unconditional Purchase Obligations for inventory” to reflect that it relates to inventory. A footnote c) will be added to cross-reference to the corresponding note in the consolidated financial statements.

•                  We will add footnote d) to the category “Other Long-term Obligations” to explain the nature of the main items contained in that category.

We have included the proposed disclosure we are planning to include in our future Annual Reports on Form 20-F beginning with the report for the year ending December 31, 2013:

The following table summarizes, as of December 31, 2012, our obligations and commitments to make future payments under our long-term debt and other long-term obligations, and our commitments and obligations under lines of credit and letters of credit.

Contractual Obligations and		Payments due by period of
Commitments in millions	Total	less than 1 Year	1-3 Years	3-5 Years	Over 5 Years

Long Term Debt(a), (b)	$10,369	$680	$1,378	$3,917	$4,394
Capital Lease Obligations	17	3	5	2	7
Operating Leases	3,288	566	950	727	1,045
Unconditional Purchase Obligations for inventory(c)	465	317	128	19	1
Other Long-term Obligations(d)	122	100	22	—	—
Letters of Credit	77	—	—	77	—
	$14,338	$1,666	$2,483	$4,742	$5,447

(a) Includes expected interest payments which are based upon the principal repayment schedules and fixed interest rates or estimated variable interest rates considering the applicable interest rates (e.g. Libor, Prime), the applicable margins, and the effects of related interest rate swaps.

(b) Includes $162 of outstanding borrowings as of December 31, 2012 related to our accounts receivable facility that we refinanced on January 17, 2013. The accounts receivables facility will now mature on January 15, 2016.

c) The unconditional purchase obligation for inventory was significantly reduced for 2012 and thereafter as a result of the amended Venofer® Agreement. See Note 4 of the Notes to Consolidated Financial Statements, “Inventories.”

d) The other Long-term Obligations consist mainly of production asset acquisition commitments.

Our pension liabilities are not included in the table of contractual obligations and commitments. The regular or special funding of our pension plan may adversely affect our liquidity in future periods. The liability recognized in our consolidated financial statements may fluctuate significantly in future periods due to changes in assumptions, in particular the discount rate, rate of future compensation increases and pension progression. Actual results could differ from assumptions due to changing market, economic and governmental regulatory conditions, thereby resulting in an increase or decrease of the liability. Employer contributions expected to be paid to the defined benefit plans during fiscal 2013 are $10.3 million. For additional information regarding our pension plans and expected payments for the next ten years, see Item 18. Financial Statements - Note 11. Employee Benefit Plans in the Notes to our Consolidated Financial Statements found elsewhere in this report.

Non-U.S. GAAP Measure, page 78

Debt covenant disclosure — EBITDA, page 78

2.              We note your disclosed EBITDA (earnings before interest, tax, depreciation and amortization expenses) was approximately $2,821 million, $2,632 million and $2,427 million for the years ended 2012, 2011 and 2010, respectively; however, your reconciliation on page 79 includes adjustments for stock compensation expense and other items. Please adopt a revised title that signals the measure includes adjustments in addition to those identified in the EBITDA acronym. Provide us with the proposed disclosures to be included in future filings. Refer to Section 103.01 of Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

We respectfully inform the Staff that we use an unadjusted EBITDA measure in our filings with the SEC that does not include any adjustments other than those identified in the EBITDA acronym. The reconciliation on page 79 includes adjustments for stock compensation expense and other items since it reconciles EBITDA to the line item net cash flow provided by (used in) operating activities from our Consolidated Statements of Cash Flows, which we believe is the most directly comparable GAAP measure. In order to clarify our presentation we will revise the title of the table to reflect the fact that the table shows a reconciliation from EBITDA to net cash flow provided by (used in) operating activities. In addition, we will move the explanation of the reconciliation from the last sentence of the preceding paragraph “Debt covenant disclosure — EBITDA” and place it below the revised table title.

We have included the revised disclosure we are planning to include in our future Annual Reports on Form 20-F and current reports on Form 6-K beginning with the current report for the period ending June 30, 2013.

Non-U.S. GAAP Measures

Debt covenant disclosure — EBITDA

EBITDA (earnings before interest, tax, depreciation and amortization expenses) was approximately $2,821 million, 20.4% of revenues for 2012, $2,632 million, 20.9% of revenues for 2011 and $2,427 million, 20.7% of revenues for 2010. EBITDA is the basis for determining compliance with certain covenants contained in our 2012 Credit Agreement, Euro Notes, EIB agreements, and the indentures relating to our Senior Notes. You should not consider EBITDA to be an alternative to net earnings determined in accordance with U.S. GAAP or to cash flow from operations, investing activities or financing activities. In addition, not all funds depicted by EBITDA are available for management’s discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements for debt service, to fund necessary capital expenditures and to meet other commitments from time to time as described in more detail elsewhere in this report. EBITDA, as calculated, may not be comparable to similarly titled measures reported by other companies.

Reconciliation of EBITDA to net cash provided by (used in) operating activities

A reconciliation of EBITDA to net cash provided by (used in) operating activities, which we believe to be the most directly comparable U.S. GAAP financial measure, is calculated as follows:

	For the years ended December 31,
	2012	2011	2010
	(in millions)
Total EBITDA	$2,821	$2,632	$2,427
Interest expense (net of interest income)	(426)	(297)	(280)
Income tax expense, net	(605)	(601)	(578)
Change in deferred taxes, net	70	147	15
Changes in operating assets and liabilities	174	(366)	(228)
Stock compensation expense	26	29	28
Other items, net	(21)	(98)	(16)
Net cash provided by (used in) operating activities	$2,039	$1,446	$1,368

In responding to the staff’s comments, we acknowledge, as requested, that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

If you have any questions or additional written comments, please contact me by fax at 011-49-6172-2280 or by email at Michael.Brosnan@fmc-ag.com. Please send a copy of any such questions or comments to Robert A. Grauman, of Baker & McKenzie LLP, by fax at (212) 310-1687 or by email at Robert.Grauman@bakermckenzie.com and to Charles F. Niemeth, of Baker & McKenzie LLP, by fax at (212) 310-1886 or by email at Charles.Niemeth@bakermckenzie.com.

Thank you for your consideration.

Sincerely,

FRESENIUS MEDICAL CARE AG & CO. KGaA

a partnership limited by shares, represented by:

FRESENIUS MEDICAL CARE MANAGEMENT AG,

its general partner

/s/ MICHAEL BROSNAN
Michael Brosnan
Chief Financial Officer of the General Partner

cc:
Steve Lo (SEC)